BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of United States dollars)

	As at	As at
	June 30	December 31
	2004	2003
ASSETS
Current
Cash and cash equivalents	$44,653	$30,773
Accounts receivable	10,039	5,754
Marketable securities
(Market value - $11.8 million; December 31, 2003 - $12.1 million)	3,554	3,567
Inventories	17,030	14,932
Other	6,469	4,845
	81,745	59,871

Investments	2,623	2,706
Property, plant and equipment	314,870	290,822
Goodwill	27,344	27,344
Unrealized fair value of derivatives	31,529	20,792
Deferred losses	2,561	3,965
Other assets	22,519	14,206
	$483,191	$419,706

LIABILITIES
Current
Accounts payable	$30,525	$23,292
Current portion of long-term debt	43,632	45,864
	74,157	69,156

Unrealized fair value of derivatives	37,898	48,382
Long-term debt (Note 5)	57,578	7,084
Future income tax liabilities	2,132	2,098
Asset retirement obligations	16,119	15,380
Other liabilities	3,517	3,465
Non-controlling interest	996	830
	192,397	146,395

SHAREHOLDERS' EQUITY
Capital stock
Issued - 361,593,592 common shares (December 31, 2003 -
355,688,190	449,641	441,309
Value assigned to share purchase warrants and stock options	17,552	14,814
Convertible debt (Note 5)	19,829	-
Deficit	(196,228)	(182,812)
	290,794	273,311
	$483,191	$419,706

Subsequent event (Note 8)

Approved by the Directors

"Clive T. Johnson"	"Robert J. Gayton"
Clive T. Johnson	Robert J. Gayton

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended June 30
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	Second Quarter		Six Months
	2004	2003	2004	2003
		(Restated)		(Restated)
GOLD REVENUE	$21,150	$24,567	$40,836	$36,104

EXPENSES
Operating costs	21,752	19,595	39,421	29,974
Depreciation and depletion	4,921	4,787	8,479	7,464
Other	1,459	785	2,091	1,073
	28,132	25,167	49,991	38,511

OPERATING LOSS	(6,982)	(600)	(9,155)	(2,407)

OTHER EXPENSES (INCOME)
General and administrative	3,382	2,761	5,269	3,765
Interest and financing costs (Note 5)	2,598	1,611	4,403	2,986
General exploration	159	90	370	165
Stock-based compensation (Note 7)	2,404	1,699	3,032	1,802
Foreign exchange losses (gains)	64	194	1,209	(1,168)
Other	573	15	1,454	(149)
	9,180	6,370	15,737	7,401

LOSS BEFORE THE UNDERNOTED ITEMS	(16,162)	(6,970)	(24,892)	(9,808)

Write-down of Yarnell mineral property (Note 6)	-	-	(8,527)	-
Realized derivative gains	1,155	893	1,572	576
Unrealized derivative gains	16,392	3,596	18,731	19,699
Equity in losses of associated companies	(136)	-	(180)	(7)
Investment gains	15	64	399	6

EARNINGS (LOSS) BEFORE INCOME TAXES	1,264	(2,417)	(12,897)	10,466

Current income taxes	(485)	(196)	(485)	(244)
Future income taxes	(34)	(1,609)	(34)	(6,366)

NET EARNINGS (LOSS) FOR THE PERIOD	$745	$(4,222)	$(13,416)	$3,856

EARNINGS (LOSS) PER COMMON SHARE - basic	$0.002	$(0.013)	$(0.038)	$0.013

EARNINGS (LOSS) PER COMMON SHARE - diluted	$0.002	$(0.013)	$(0.038)	$0.012

Weighted average number of common shares
outstanding (in thousands)	358,078	319,740	356,910	304,167

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
For the periods ended June 30
(Unaudited)
(in thousands of United States dollars)

	Second Quarter		Six Months
	2004	2003	2004	2003
		(Restated)		(Restated)

DEFICIT, BEGINNING OF PERIOD, AS PREVIOUSLY REPORTED	$(196,973)	$(153,782)	$(182,812)	$(152,557)

CHANGE IN ACCOUNTING POLICY (NOTE 2)	-	9,624	-	321

DEFICIT, BEGINNING OF PERIOD, AS RESTATED	(196,973)	(144,158)	(182,812)	(152,236)

NET EARNINGS (LOSS) FOR THE PERIOD	745	(4,222)	(13,416)	3,856

DEFICIT, END OF PERIOD	$(196,228)	$(148,380)	$(196,228)	$(148,380)

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended June 30
(Unaudited)
(in thousands of United States dollars)

	Second Quarter		Six Months
	2004	2003	2004	2003
		(Restated)		(Restated)
OPERATING ACTIVITIES
Net earnings (loss) for the period	$745	$(4,222)	$(13,416)	$3,856
Non-cash charges (credits)
Depreciation and depletion	4,921	4,787	8,479	7,464
Amortization of deferred financing costs	542	426	1,007	853
Equity in losses of associated companies	136	-	180	7
Derivative instruments	(17,304)	(2,748)	(19,817)	(18,077)
Investment gains	(15)	(64)	(399)	(6)
Future income tax expense	34	1,609	34	6,366
Stock-based compensation	2,404	1,699	3,032	1,802
Write-down of Yarnell mineral property	-	-	8,527	-
Other	1,302	295	(335)	(135)
Change in non-cash working capital	(3,522)	(1,574)	(2,601)	(210)
	(10,757)	208	(15,309)	1,920

FINANCING ACTIVITIES
Convertible loan, net of issue costs	-	-	66,874	-
Common shares issued, net of issue costs	7,902	51	8,012	274
Julietta project loan repayment	-	-	(5,583)	(5,583)
Petrex loan repayments	(1,500)	-	(3,000)	(5,000)
Other	48	(109)	48	(130)
	6,450	(58)	66,351	(10,439)

INVESTING ACTIVITIES
Julietta Mine	(2,018)	(930)	(2,980)	(1,489)
Petrex Mines	(2,560)	(2,523)	(4,698)	(3,311)
Refugio exploration and construction	(6,176)	(556)	(6,913)	(1,879)
Kupol exploration and development	(8,275)	(1,895)	(18,515)	(4,832)
Acquisition, exploration and development	(1,784)	(2,086)	(3,781)	(3,505)
Acquisition of EAGC Ventures Corp., net cash acquired	-	-	-	6,742
Sale of EAGC special warrants	-	-	-	16,935
Other	(480)	(36)	(407)	(227)
	(21,293)	(8,026)	(37,294)	8,434

Effect of exchange rate changes on cash
and cash equivalents	5	492	132	938

Increase (decrease) in cash and cash equivalents	(25,595)	(7,384)	13,880	853

Cash and cash equivalents, beginning of period	70,248	24,895	30,773	16,658

Cash and cash equivalents, end of period	$44,653	$17,511	$44,653	$17,511

Supplemental disclosure of cash flow information (Note 3)

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1)	Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

2)	Changes in accounting policies

Asset retirement obligations

As described in Note 2(i) to the 2003 audited consolidated financial statements, the Company has applied retroactive adoption of the new accounting standard CICA 3110 "Asset retirement obligations", effective January 1, 2003. The effect of this change on the balance sheet as at December 31, 2002 resulted in a $1.9 million increase to asset retirement obligations, a $2.2 million increase to property, plant and equipment and a decrease in deficit by $321,000. The effect on earnings, net of taxes, for the three and six months ended June 30, 2003 was an increase of $8,000 and a reduction of $130,000, respectively.

Commodity instruments

Effective January 1, 2003, the Company prospectively adopted AcG 13 "Hedging Relationships", as described in Note 2 (ii) to the audited consolidated financial statements. The effect on earnings, net of taxes, for the three and six months ended June 30, 2003 was an increase of $1.4 million and $10.9 million, respectively.

Stock-based compensation

Effective January 1, 2003, the Company also adopted CICA 3870 "Stock-based Compensation and Other Stock-based Payments" as described in Note 2(iii) to the audited consolidated financial statements. The effect on earnings for the three and six months ended June 30, 2003 was a reduction of $1.5 million and $1.6 million, respectively.

3)	Supplemental disclosure of cash flow information

	Second Quarter		Six Months
	2004	2003	2004	2003

Non-cash investing and financing activities
Common shares issued upon acquisition of EAGC Ventures Corp.	$-	$-	$-	$62,271
Fair value of EAGC Ventures Corp. share purchase warrants exchanged	-	-	-	11,132
Fair value of EAGC Ventures Corp. stock options exchanged	-	-	-	513
Common shares issued for other non-cash consideration	-	-	-	150
Subsidiary common shares issued for property payment	-	-	522	-
Refugio Mine equipment acquired under capital leases	4,802	-	4,802	-
Convertible notes issued to Endeavour Financial for milestone and
success fees relating to the acquisition of EAGC Ventures Corp.	-	-	-	2,480
Accounts payable and accrued liabilities relating to resource
property expenditures	2,092	-	2,092	-
Accrued interest capitalized to notes receivable from
associates	38	13	68	25
Reallocation of fair value of stock-based compensation to share
capital upon exercise of stock options	320	-	320	-
Interest paid	726	1,559	1,603	2,578

On June 30, 2004, the Company's 50% owned joint venture in Chile signed capital lease agreements for $9.6 million (the Company's share - $4.8 million) of equipment that were delivered and accepted by June 30, 2004. When the entire mining fleet is delivered and accepted, the total of all the capital lease agreements entered into by the joint venture will approximate $31 million.

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

4)	Segmented information The Company's reportable operating segments are as follows:

	Second Quarter		Six Months
	2004	2003	2004	2003
GOLD
Julietta Mine	$1,538	$(440)	$185	$(2,014)
Petrex Mines	(8,917)	(2,664)	(13,366)	(3,997)
Refugio Mine	(1,454)	(423)	(1,647)	(546)

EXPLORATION AND DEVELOPMENT	(159)	(90)	(8,897)	(165)

UNALLOCATED CORPORATE
General and administrative	(3,382)	(2,761)	(5,269)	(3,765)
Notes receivable and investments	(121)	64	219	(1)
Realized derivative gains	1,155	893	1,572	576
Unrealized derivative gains	16,392	3,596	18,731	19,699
Stock-based compensation	(2,404)	(1,699)	(3,032)	(1,802)
Other	(1,903)	(698)	(1,912)	(4,129)

NET EARNINGS (LOSS) FOR THE PERIOD	$745	$(4,222)	$(13,416)	$3,856

	Second Quarter		Six Months
	2004	2003	2004	2003
GOLD
Julietta Mine	$10,426	$10,720	$16,777	$16,443
Petrex Mines	10,724	13,847	24,059	19,661

GOLD SALES FOR THE PERIOD	$21,150	$24,567	$40,836	$36,104

5)	$70 million convertible notes

On February 25, 2004, the Company completed an offering of $70 million senior unsecured convertible notes maturing February 26, 2011 (the "Convertible Notes"). The Convertible Notes bear interest at 3.25% per annum payable on February 26 in each year with the first interest payment due on February 26, 2005. The Convertible Notes are convertible at the option of the note holder beginning on June 26, 2004 at a conversion price of $4.664 per share ("Conversion Price"). In addition, the note holder has the right to require the Company to redeeem the note on September 25, 2009 at a price equal to its principal amount together with interest accrued but unpaid to such date. The Company also has the right to redeem all outstanding Convertible Notes beginning February 26, 2007, if the closing share price of Bema common stock (for at least 10 days within 30 consecutive trading days prior to the notice of redemption) is at a 20% premium to the Conversion Price. A commission of 3.5% of the principal amount of the Convertible Notes was paid with respect to the financing.

The $70 million convertible notes have been accounted for as debt instruments, at a present value of $50.2 million, with an amount of $19.8 million recorded in equity to reflect the estimated fair value of the conversion feature. The debt of $50.2 million is being accreted to its face value of $70 million over the term of the notes. During the six months ended June 30, 2004, interest and financing expense included approximately $1.5 million pertaining to the accretion of the debt.

In addition, the Company paid to Endeavour Financial Corporation ("Endeavour Financial") a financing fee of $525,000 (or 0.75% of the face value of the Convertible Notes) upon closing. A director of Endeavour Financial is also a director of the Company.

6)	Write-down of Yarnell mineral property

On April 30, 2004, the Company entered into a letter agreement to sell to StrataGold Corporation ("StrataGold") its 100% interest in the Yarnell gold property in Arizona. The agreement was subject to satisfactory results of StrataGold due diligence, closing of a definitive sale and purchase agreement and regulatory approval. As a result, the carrying value of the Yarnell property was written down by $8.5 million to its estimated recoverable amount during the first quarter of 2004.

During the second quarter of 2004, StrataGold elected not to exercise its option to purchase the Yarnell property.

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

7)	Stock-based compensation

On April 13, 2004, the Company granted to directors and employees approximately 3.7 million share purchase options at market with an exercise price of Cdn.$4.07 per share. These options have a term of ten years and expire on April 12, 2014. One-half of these options vested immediately and the remainder on April 12, 2005. The fair value of these options was estimated at approximately $3.4 million (or Cdn.$1.214 per option) of which $1.7 million was expensed in the current quarter and the remaining $1.7 million will be charged to operations over the vesting period. Also included in the 2004 stock-based compensation expense is approximately $1.3 million pertaining to the amotization of the fair value of options granted in 2003.

The fair value of the options granted in 2004 has been calculated using the Black-Scholes option-pricing model, based on the following assumptions:

	-	Risk free interest rate of 3% per annum
	-	Expected life of 2 years
	-	Expected volatility of 50%
	-	Dividend yield rate of nil

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options at date of grant.

8)	Subsequent event

On July 21, 2004, a subsidiary of the Company signed an agreement with Bayerische Hypo-und Vereinsbank AG ("HVB") whereby HVB will provide a $60 million bridge loan facility to the Company for the continued development of the Kupol project located in north eastern Russia. The Company will guarantee the facility, which will mature 24 months from the signing of the agreement. However, the Company intends to repay the facility from a portion of the proceeds of the Kupol project construction financing, which is expected to be arranged in early 2005.